 NEWS RELEASE

For Immediate Release
April 7, 2009

Canwest and lenders extend discussions relating to senior credit facility

WINNIPEG – Canwest Global Communications Corp. (“Canwest” or the “Company”) announced today that its subsidiary, Canwest Media Inc. (“CMI”) and its senior lenders have agreed to extend the waiver of certain borrowing conditions until April 21, 2009.

During the two week period, senior lenders have agreed to provide additional access to credit availability. Based on current cash flow projections, the Company believes that it will have sufficient liquidity to continue to operate normally through the period.

CMI continues to discuss with its senior lenders the terms under which the waiver might be extended for a longer period to allow CMI to pursue a recapitalization transaction.

As previously announced, CMI did not make its March 15, 2009 interest payment of approximately US$30.4 million relating to its outstanding 8% senior subordinated notes. Under the terms of the notes, failure to make this interest payment on or before April 14, 2009 would permit the 8% noteholders to demand payment of the approximately US$761 million principal amount outstanding as well as the missed interest payment and associated default interest.

Parallel to its discussions with its senior lenders, CMI is in continuing discussions with representatives of an ad hoc committee of 8% noteholders, which represents a significant majority amount of the aggregate principal amount of 8% notes with respect to the terms of a forbearance agreement and the framework for a potential recapitalization transaction.

Further extensions of time and credit availability from CMI’s senior lenders in conjunction with the forbearance agreement would provide CMI the opportunity to pursue a recapitalization transaction.

Forward Looking Statements:

This news release contains certain forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of Canwest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions.  These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions.  The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate.  As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize.  Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2008 dated November 24, 2008 filed by Canwest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at  www.sedar.com ), as updated in our most recent Management's Discussion and Analysis for the three months ended November 30, 2008. Unless required by law, we disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About Canwest Global Communications Corp.

Canwest Global Communications Corp. (www.canwest.com), (TSX: CGS and CGS.A,) an international media company, is Canada’s largest media company. In addition to owning the Global Television Network, Canwest is Canada’s largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:

Media Contact:
John Douglas, Vice President, Public Affairs
Tel: (204) 953-7737
jdouglas@canwest.com

Investor Contact:
Hugh Harley, Director, Investor Relations
Tel: (204) 953-7731
hharley@canwest.com